CORRESP

July 17, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Paul Fischer, Esq

Re:	xG Technology, Inc. (the “Company”)
File No. 333-225975

Dear Mr. Fischer:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The above Registration Statement has been revised in accordance with the telephonic conversation between you and the Company’s counsel, David Danovitch, on July 10, 2018.

To assist the staff in its review of the Company’s responses, we are addressing the issues raised in that call with the following bullets (with the Company’s comments following immediately below each bullet in italics):

1.	Whether the numbers in columns (1) and (3) of the selling securityholders table were transposed.

The numbers presented in columns (1) and (3) were inadvertently transposed and have been corrected in the Amendment No. 1 filed herewith.

2.	FN 2 appears to be based on 16,582,121 as of 6/25/18 (i.e. before the offering). Please confirm.

FN 2 has been revised to be based on 27,083,615 shares outstanding after the offering and assuming all shares offered by the selling securityholders have been sold pursuant to the prospectus and includes the number of shares of common stock beneficially owned by the selling securityholders as of July 17, 2018.

3.	Why is FN 2 positioned over column (2).

FN 2’s position of column (2) was a typographical error and has been removed in Amendment No. 1.

4.	Please explain the percentage references in column (4) and verify the denominator that was used to arrive at the percentages.

Please refer to our response in Item 2 above. Since the number of shares outstanding after the offering has been revised, we have revised the percentages owned by each selling securityholder after the offering accordingly.

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or David Danovitch, Company counsel at (212-603-6300), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

/s/ Gary Cuccio

Gary Cuccio

Interim Chief Executive Officer and

Director and Chairman of the Board of

xG Technology, Inc.